September 21, 2012

Ms. Cecilia Blye
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549

Re:	GSE Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 1-14785

Dear Ms. Blye:

We are in receipt of a letter (the “Comment Letter”), dated September 7, 2012, setting forth certain comments of the staff of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011.  The Securities and Exchange Commission’s comments and the Company’s response to the comments are set forth below:

1.
Please tell us about any contacts with Iran, Syria and Sudan since your letters to us of June 29, 2009 and July 30, 2009.  As you know, Iran, Syria and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls.  Please describe any past, current and anticipated contacts, whether through affiliates, subsidiaries, customers or other direct or indirect arrangements, since your 2009 letters.

GSE Response:

Since our letters (the “2009 Letters”) of June 29, 2009 and July 30, 2009 to the Securities and Exchange Commission, GSE has not conducted any business in Iran, Syria or Sudan.  We do not have any past, current or anticipated contacts with Iran, Syria and Sudan through affiliates, subsidiaries, customers, or other direct or indirect arrangements.

For instance, we note from your Form 10-K that your customers include the following companies which have contacts in Iran, Syria, Sudan and/or Cuba, which also is designated as a state sponsor of terrorism and is subject to U.S. asset controls: BP, Statoil, Chevron, Shell Oil and Total.  In addition, we note that a 2010 article reports that your vendors include Siemens, which has contacts in Iran, Syria and Cuba.  Tell us whether these customers/vendors use your products, components or services in their contacts or operations in Iran, Syria, Sudan or Cuba, and whether your relationships with any of them involve your nuclear segment.  Please also include information about any contacts through Al Qudra Holding, which, according to 2010 news articles, has investments in Syria and Sudan; and through Saudi Basic Industries, which lists an office in Iran on its website.

GSE Response:

Set forth below is a description of the products, components and services provided to BP, Statoil, Chevron, Shell Oil and Total.

Since the 2009 Letters, GSE has received three orders from Statoil ASA.   All of these orders have been for the Mongstad Oil Refinery located in Norway and have been for upgrades to their operator training simulator.  GSE was contracted to upgrade existing simulator models and build a Gasoline & Gasoil Blending model for the Mongstad Oil Refinery.  These models were customized specifically for the Mongstad Refinery based upon actual refinery data provided by Statoil.  Accordingly, the work that GSE has performed for Statoil is used to train operators for this specific refinery and is not applicable to nor transferable to other refineries or oil production processes.  Statoil has signed a non-transferable multi-user license for our software, which restricts use to designated computers at the designated training site in Norway.  Statoil must notify GSE of their desire to transfer the GSE software to other computers and GSE must grant approval before the software can be transferred.  GSE does not believe that Statoil has used our simulation models for other training simulators in Iran, Syria, Sudan or Cuba.

GSE’s wholly-owned subsidiary, GSE EnVision LLC, provides generic simulation models, custom simulation models and tutorials for the oil & gas refining and specialty chemicals industries.  GSE EnVision has provided simulation models and tutorials for BP, Chevron, Shell Oil and Total under agreements which restrict the use of the simulation models and tutorials to specific oil & gas refinery sites.  None of such oil & gas refinery sites are located in Iran, Syria, Sudan or Cuba.  GSE does not believe that BP, Chevron, Shell Oil or Total has used the simulation models or tutorials in Iran, Syria, Sudan or Cuba.

None of the products, components and services provided to any of the forgoing customers involved our nuclear segment.

The only customer/vendor referred to above and involved in GSE’s nuclear segment is Siemens, as a vendor.  In 2009, GSE entered into a contract with Slovenske electrarne, a.s. (“SE”) to provide a full scope simulator for a two-unit reactor plant in Slovakia.   Siemens is a subcontractor to GSE on the SE Project and is providing GSE with a digital control system, which GSE will utilize in connection with building the full scope simulator for the SE project.  As a vendor, Siemens will not have access to the full scope simulator.

GSE has not had any contacts with Iran, Syria, Sudan or Cuba through either Al Qudra Holding or Saudi Basic Industries.

Finally, please describe any services, products or technologies you have provided to Iran, Syria, Sudan or Cuba, and describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them, since your 2009 letters.

GSE Response:

Since the 2009 Letters, GSE has not provided any services, products or technologies to Iran, Syria, Sudan or Cuba.  In addition, since the 2009 Letters, GSE has not had any agreements, commercial arrangements or other contacts with the governments of Iran, Syria, Sudan or Cuba or entities controlled by them.

2.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

GSE Response:

As set forth above, GSE has not provided any services, products or technologies to Iran, Syria, Sudan or Cuba nor has GSE had any contacts with Iran, Syria, Sudan or Cuba.    Therefore, GSE does not consider it to constitute a material investment risk for our security holders.

In response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GSE Systems, Inc.

By:  /s/ James A. Eberle
James A. Eberle
Chief Executive Officer

cc:           Ms. Barbara Jacobs
Assistant Director
Division of Corporation Finance